FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20
 November 2008

HSBC SUBSIDIARY BOARD APPOINTMENT

Stuart Gulliver (49), executive Director of HSBC Holdings plc and Chief Executive Global Banking and Markets
and G
lobal Asset Management
, has been appointed
a Director and
non-executive Chairman of HSBC France
 with effect from
 1 January 2009
, with Peter Boyles continuing in his capacity as Chief Executive Officer of the bank
. The appointment is subject to regulatory approval
 in
France
.

Mr Gulliver succeeds Charles-Henri Filippi
who, after
overseeing
 the
 successful
 integration
 and re-branding
of
HSBC's operations in
F
r
a
nc
e
,
is leaving HSBC to establish
Alfina,
an
independent financial services
 business
focussed on asset allocation and restructuring in the context of the current market environment. He is also join
ing
 CVC Capital Partners as senior advisor for
France
.

Charles-Henri Filippi
said
 "After more than 20 years with the bank, including eight years as part of the HSBC Group, I would like to express my gratitude to colleagues, past and present, in France and elsewhere, for the superb job they have done in making CCF so successful, and in ensuring its smooth integration into the HSBC Group, so that our bank now has a strong and well-defined
 presence in the French market. I wish HSBC and our staff every success in their future endeavour
s."

Commenting on Charles-Henri Filippi's
departure
,
 Group Chairman, Stephen Green said "Charles-Henri has made a tremendous contribution to HSBC's strong positioning in
France
, reflecting our focus on international connectivity in developed markets. We have benefited greatly from his experience both in the French banking ma rket and in Corporate Banking.
He played a key role in the successful integration of CCF into the Group following the acquisition in 2000, and we wish him well for the future."

The Board of HSBC France would also like to thank Charles-Henri Filippi for his dedicated service, latterly as Chairman of the company.

Mr Gulliver, an executive Director of HSBC Holdings plc since May 2008, joined HSBC in 1980. He is
 a Director of HSBC Bank plc,
HSBC North America Holdings Inc,
The Hongkong and Shang
hai Banking Corporation Limited

and
 HSBC Priva
te Banking Holdings (Suisse) SA. He is also Deputy Chairman
 and member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG.

Media enquiries:

Sophie Ricord	Patrick McGuinness
Tel: + 33(0)1 40703305	Tel: +44 (0)20 7991 0111
Email: sophie.ricord@hsbc.fr	Email: patrickmcguinness@hsbc.com

Notes to editors:

1.
HSBC in
France
HSBC France, formerly CCF founded in 1894, became a subsidiary of the HSBC Group in 2000 and changed its name to HSBC France in November 2005. HSBC France head office is in
Paris
. With about 370 points of sale in
France
 and over 11,700 employees, HSBC France is a universal bank serving both personal and business customers.

2.
The Board of Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, M F Geoghegan, S A Catz†, V H C Cheng, J D Coombe†, J L Durán†, R A Fairhead†,
D J
Flint
, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R
N Murthy
†, S M Robertson† and Sir Brian Williamson†.

*
Non-executive Director

† Independent non-executive Director

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

3.
The
HSBC
Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 20, 2008